DOXILE, INC.

FINANCIAL STATEMENTS FOR THE PERIODS ENDED MAY 31, 2021 AND DECEMBER 31, 2020

WITH INDEPENDENT ACCOUNTANT'S REVIEW REPORT

TABLE OF CONTENTS

Belle Business Services

Certified Public Accountants

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To the Board of Directors
Doxile, Inc.
Dallas, Texas

We have reviewed the accompanying financial statements of Doxile, Inc., which comprise the balance sheets as of May 31, 2021, and December 31, 2020, and the related statements of income, statements of equity and statements of cash flows for the periods then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modification that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 4, certain conditions raise an uncertainty about the Company's ability to continue as a going concern. The accompanying financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our conclusion is not modified with respect to this matter.

Belle Business Services, LLC

Belle Business Services, LLC
September 23, 2021

DOXILE, INC.
BALANCE SHEETS
MAY 31, 2021 AND DECEMBER 31, 2020
(unaudited)

ASSETS

	2021	2020
CURRENT ASSETS		
Cash and cash equivalents	$ 55,374	$ -
TOTAL CURRENT ASSETS	55,374	-
OTHER ASSETS		
Intangible assets	59,286	-
TOTAL ASSETS	$ 114,660	$ -

LIABILITIES AND SHAREHOLDERS' EQUITY

	2021	2020
CURRENT LIABILITIES		
Accounts payable	$ 1,128	$ -
TOTAL CURRENT LIABILITIES	1,128	-
TOTAL LIABILITIES	1,128	-
SHAREHOLDERS' EQUITY		
Common stock, see note 3	920	-
SAFE obligations	200,000	-
Shareholders' equity	(87,388)	-
TOTAL SHAREHOLDERS' EQUITY	113,532	-
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$ 114,660	$ -

See independent accountant's review report and accompanying notes to financial statements.

DOXILE, INC.
STATEMENTS OF INCOME
MAY 31, 2021 AND DECEMBER 31, 2020
(unaudited)

	2021	2020
REVENUES	$ -	$ -
COST OF GOODS SOLD	-	-
GROSS PROFIT	-	-
OPERATING EXPENSES		
Contractor expense	69,502	-
General and administrative	6,108	-
Professional fees	2,556	-
Sales and marketing	8,792	-
TOTAL OPERATING EXPENSES	86,958	-
NET OPERATING INCOME	(86,958)	-
OTHER INCOME/(EXPENSES)		
Interest expense	(430)	
TOTAL OTHER INCOME/(EXPENSES)	(430)	-
NET INCOME (LOSS)	$ (87,388)	$ -

See independent accountant's review report and accompanying notes to financial statements.

DOXILE, INC.
STATEMENTS OF EQUITY
MAY 31, 2021 AND DECEMBER 31, 2020
(unaudited)

	Common Stock				
	Shares	**Amount**	**Additional Paid-in Capital**	**Retained Earnings (Accumulated Deficit)**	**Total**
BEGINNING BALANCE, DECEMBER 22, 2020 (INCEPTION)	-	$ -	-	$ -	$ -
Net loss	-	-	-	-	$ -
ENDING BALANCE, DECEMBER 31, 2020	-	$ -	$ -	$ -	$ -
Issuance of common stock	9,200,000	920	-	-	$ 920
Issuance of SAFE obligations	-	-	200,000	-	$ 200,000
Net loss	-	-	-	(87,388)	$ (87,388)
ENDING BALANCE MAY 31, 2021	**9,200,000**	**$ 920**	**$ 200,000**	**$ (87,388)**	**$ 113,532**

See independent accountant's review report and accompanying notes to financial statements.

DOXILE, INC.
STATEMENTS OF CASH FLOWS
MAY 31, 2021 AND DECEMBER 31, 2020
(unaudited)

		2021		2020
CASH FLOWS FROM OPERATING ACTIVITIES				
Net income (loss)	$	(87,388)	$	-
Adjustments to reconcile net income to net cash provided by operating activities:				
Increase (decrease) in liabilities:				
Accounts payable		1,128		-
CASH PROVIDED BY (USED FOR) OPERATING ACTIVITIES		(86,260)		-
CASH FLOWS FROM INVESTING ACTIVITIES				
Cash used for intangible assets		(59,286)		
CASH PROVIDED BY (USED FOR) INVESTING ACTIVITIES		(59,286)		-
CASH FLOWS FROM FINANCING ACTIVITIES				
Issuance of common stock		920		-
Issuance of SAFE obligations		200,000		
CASH PROVIDED BY (USED FOR) FINANCING ACTIVITIES		200,920		-
NET INCREASE (DECREASE) IN CASH		55,374		-
CASH AT BEGINNING OF YEAR		-		-
CASH AT END OF YEAR	$	55,374	$	-
CASH PAID DURING THE YEAR FOR:				
INTEREST	$	430	$	-
INCOME TAXES	$	-	$	-

See independent accountant's review report and accompanying notes to financial statements.

1. <u>Summary of Significant Accounting Policies</u>

The Company

Doxile, Inc. (the "Company") was incorporated in the State of Delaware on May 17, 2021. The Company initially registered in the State of Texas, as Doxile, LLC on December 22, 2020. On May 17, 2021, the Company converted from a limited liability company in the State of Texas to a C Corporation in the State of Delaware. The Company specializes in taking ideas that individuals have in multiple platforms like Slack, Zoom, Google Documents and others into a single workspace to turn the ideas into patents.

Going Concern

Since Inception, the Company has relied on issuance of common stock to fund its operations. As of May 31, 2021, the Company will likely incur losses prior to generating positive working capital. These matters raise substantial concern about the Company's ability to continue as a going concern. As of May 31, 2021, the Company is still mostly in the developmental process, with no revenue. The Company's ability to continue as a going concern is dependent on the Company's ability to raise short term capital, as well as the Company's ability to generate revenue from revenue producing activities.

Fiscal Year

The Company operates on a December 31st year-end.

Basis of Presentation

The accompanying financial statements have been prepared in accordance with U.S. generally accepted accounting principles (US GAAP).

Use of Estimates

The preparation of the financial statement in conformity with accounting principles generally accepted in the United States of America requires the use of management's estimates. These estimates are subjective in nature and involve judgments that affect the reported amounts of assets and liabilities, the disclosures of contingent assets and liabilities at fiscal year-end. Actual results could differ from those estimates.

Cash and Cash Equivalents

The Company considers all highly liquid financial instruments purchased with maturities of three months or less to be cash equivalents. As of May 31, 2021, and December 31, 2020, the Company held no cash equivalents.

Risks and Uncertainties

The Company has a limited operating history. The Company's business and operations are sensitive to general business and economic conditions in the United States. A host of factors beyond the Company's control could cause fluctuations in these conditions.

1. Summary of Significant Accounting Policies (continued)

Intangible Assets

The Company has recorded intangible assets at cost. The intangible assets consist of a website domain and proprietary software. The Company evaluates intangible assets on an annual basis or more frequently if management believes indicators of impairment exist. Such indicators could include but are not limited to (1) a significant adverse change in legal factors or in business climate, (2) unanticipated competition, or (3) an adverse action or assessment by a regulator. The Company first assesses qualitative factors to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount. If management concludes that it is more likely than not that the fair value of a reporting unit is less than its carrying amount, management conducts a two-step quantitative impairment test. The first step of the impairment test involves comparing the fair value of the applicable reporting unit with its carrying value. The Company estimates the fair values of its reporting units using a combination of the income, or discounted cash flows, approach and the market approach, which utilizes comparable companies' data. If the carrying amount of a reporting unit exceeds the reporting unit's fair value, management performs the second step of the impairment test. The second step of the impairment test involves comparing the implied fair value of the affected reporting unit's asset with the carrying value of that asset. The amount, by which the carrying value of the asset exceeds its implied fair value, if any, is recognized as an impairment loss. The Company's evaluation of its intangible asset completed during the periods ending May 31, 2021 and December 31, 2020 resulted in no impairment losses.

Income Taxes

The Company complies with FASB ASC 740 for accounting for uncertainty in income taxes recognized in a company's financial statements, which prescribes a recognition threshold and measurement process for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities. FASB ASC 740 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. Based on the Company's evaluation, it has been concluded that there are no significant uncertain tax positions requiring recognition in the Company's financial statements. The Company believes that its income tax positions would be sustained on audit and does not anticipate any adjustments that would result in a material change to its financial position.

The Company is subject to tax filing requirements as a C Corporation in the federal jurisdiction of the United States. The Company sustained net operating losses since inception. Net operating losses will be carried forward to reduce taxable income in future years. Due to management's uncertainty as to the timing and valuation of any benefits associated with the net operating loss carryforwards, the Company has elected to recognize an allowance to account for them in the financial statements but has fully reserved it. Under current law, net operating losses may be carried forward indefinitely.

The Company is subject to franchise and income tax filing requirements in the States of Delaware and Texas.

1. <u>Summary of Significant Accounting Policies (continued)</u>

Fair Value of Financial Instruments
Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

Level 1	- Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.
Level 2	- Include other inputs that are directly or indirectly observable in the marketplace.
Level 3	- Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of Inception. Fair values were assumed to approximate carrying values because of their short term in nature or they are payable on demand.

Concentrations of Credit Risk
From time-to-time cash balances, held at a major financial institution may exceed federally insured limits of $250,000. Management believes that the financial institution is financially sound, and the risk of loss is low.

Revenue Recognition
The Company adopted Accounting Standards Codification 606, Revenue from Contracts with Customers ("ASC 606"). Revenue is recognized when performance obligations under the terms of the contracts with our customers are satisfied. The Company generates revenues by selling access to the software. The Company's payments are generally collected upfront. For periods ending May 31, 2021, and December 31, 2020, the Company recognized nil and nil in revenue, respectively.

Advertising Expenses
The Company expenses advertising costs as they are incurred.

Organizational Costs
In accordance with FASB ASC 720, organizational costs, including accounting fees, legal fees, and costs of incorporation, are expensed as incurred.

1. Summary of Significant Accounting Policies (continued)

New Accounting Pronouncements
From time to time, new accounting pronouncements are issued by the Financial Accounting Standards Board, or FASB, or other standard setting bodies and adopted by the Company as of the specified effective date. Unless otherwise discussed, the Company believes that the impact of recently issued standards that are not yet effective will not have a material impact on its financial position or results of operations upon adoption.

In February 2016, the FASB issued ASU 2016-02, *Leases (Topic 842)*, or ASU 2016-02, which supersedes the guidance in ASC 840, *Leases*. The new standard requires lessees to apply a dual approach, classifying leases as either finance or operating leases based on the principle of whether or not the lease is effectively a financed purchase by the lessee. This classification will determine whether lease expense is recognized based on an effective interest method or on a straight-line basis over the term of the lease. A lessee is also required to record a right-of-use asset and a lease liability for all leases with a term of greater than 12 months regardless of their classification. Leases with a term of 12 months or less will be accounted for similar to existing guidance for operating leases today. This guidance is effective for annual reporting periods beginning after December 15, 2021 for non-public entities. The adoption of ASU 2016-02 had no material impact on the Company's financial statements and related disclosures.

In March 2016, the FASB issued ASU 2016-09, *Improvements to Employee Share-based Payment Accounting*, or ASU 2016-09. ASU 2016-09 simplifies several aspects of the accounting for share-based payment transactions, including the income tax consequences, classification of awards as either equity or liabilities, and classification on the statement of cash flows. Some of the areas of simplification apply only to non-public companies. This guidance was effective on December 31, 2016 for public entities. For entities other than public business entities, the amendments are effective for annual periods beginning after December 15, 2017, and interim periods within annual periods beginning after December 15, 2018. Early adoption is permitted for an entity in any interim or annual period for which financial statements have not been issued or made available for issuance. An entity that elects early adoption must adopt all amendments in the same period. The adoption of ASU 2016-09 had no material impact on the Company's financial statements and related disclosures.

In May 2017, the FASB issued ASU 2017-09, *Compensation—Stock Compensation (Topic 718): Scope of Modification Accounting*, or ASU 2017-09, which clarifies when to account for a change to the terms or conditions of a share-based payment award as a modification. Under the new guidance, modification accounting is required only if the fair value, the vesting conditions, or the classification of the award (as equity or liability) changes as a result of the change in terms or conditions. This guidance is effective for annual reporting periods, and interim periods within those years, beginning after December 15, 2019, for both public entities and non-public entities. Early adoption is permitted. The adoption of ASU 2017-09 had no material impact on the Company's financial statements and related disclosures.

2. Commitments and Contingencies

The Company is not currently involved with and does not know of any pending or threatening litigation against the Company or its members.

3. Equity

Common Stock
Under the articles of incorporation, the total number of common shares of stock that the Corporation shall have authority to issue is 30,000,000 shares, at $0.0001 par value per share. As of May 31, 2021, and December 31, 2020, 9,200,000 and nil shares, respectively, have been issued and are outstanding.

SAFE Obligations
In 2021, the Company entered into $200,000 of SAFE obligations with third parties. These notes have no maturity date and discount rates of 80%. The terms of the agreements provide investors the right to future equity in the Company. The valuation cap on the agreements entered into are $4,000,000.

Equity Incentive
The Company's 2021 Equity Plan (the Plan), which is shareholder approved, permits the grant of share options and shares to its employees, advisors and subcontractors for up to 800,000 shares of common stock. The Company believes that such awards better align the interests of its employees, advisors and subcontractors with those of its shareholders. Option awards are generally granted with an exercise price equal to the market price of the Company's stock at the date of grant; those option awards generally vest based on four years of continuous service and have 10-year contractual terms. Share awards generally vest over four years. Certain option and share awards provide for accelerated vesting if there is a change in control, as defined in the Plan. As of May 31, 2021, and December 31, 2020, no shares have been issued under the Plan.

4. Going Concern

These financial statements are prepared on a going concern basis. The Company registered on May 17, 2021and has established a presence and operations in the United States. The Company's ability to continue is dependent upon management's plan to raise additional funds and achieve and sustain profitable operations. The financial statements do not include any adjustments that might be necessary if the Company is not able to continue as a going concern.

5. Subsequent Events

SAFE Obligations
During 2021, the Company issued an additional $110,000 in SAFE obligations. The terms are consistent with the terms discussed in Note 3.

Crowdfunding Offering
The Company is offering (the "Crowdfunded Offering") up to $1,070,000 in Simple Agreements for Future Equity (SAFEs). The Company is attempting to raise a minimum amount of $100,000 in this offering and up to $1,070,000 maximum. The Company must receive commitments from investors totaling the minimum amount by the offering deadline listed in the Form C, as amended in order to receive any funds.

The Crowdfunded Offering is being made through WeFunder (the "Intermediary"). The Intermediary will be entitled to receive a 7.5% commission fee on funds sourced through WeFunder in this offering.

5. Subsequent Events (continued)

Managements Evaluation

The Company has evaluated subsequent events through September 23, 2021, the date through which the financial statement was available to be issued. It has been determined that no events require additional disclosure.